Filed pursuant to Rule 424(b)(3)
Registration No. 333-124858
PROSPECTUS
33,348,130 Shares
Common Stock

         This prospectus relates to up to 33,348,130 shares of the common stock of Mariner Energy, Inc., which may be offered for sale by the selling stockholders named in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in private equity placements. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.
      We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly from the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Because all of the shares being offered under this prospectus are being offered by selling stockholders, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. Shares of our common stock are listed on the New York Stock Exchange under the symbol “ME.” On March 31, 2006, the closing price of our common stock as reported on the New York Stock Exchange was $20.51 per share. Please read “Plan of Distribution.”

      Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 18 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference herein, for a discussion of certain risk factors that you should consider before investing in our common stock.

      You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.
      Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 12, 2006.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC, under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this document. Our business, financial condition, results of operations and prospects may have changed since that date. Any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.
      Upon completion of this offering, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.
      We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Please read “Incorporation by Reference.” You should only rely on the information contained in this prospectus and incorporated by reference in it. We have not authorized anyone to provide you with any additional information.

(i)

INCORPORATION BY REFERENCE
      We are incorporating by reference into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended):

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 31, 2006; and

•	Our current reports on Forms 8-K/A and 8-K, filed with the SEC on March 31, 2006 and April 4, 2006, respectively.
      Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      The documents incorporated by reference in this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:
Mariner Energy, Inc.
One BriarLake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, Texas 77042
Telephone Number: (713) 954-5500
Attention: General Counsel

(ii)

SUMMARY

      This summary highlights information contained herein and incorporated by reference in this prospectus. It is not complete and does not contain all of the information you may wish to consider before investing in the shares. We urge you to read this entire prospectus and the information incorporated herein by reference carefully, including the “Risk Factors” beginning on page 18 of our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein and the financial statements incorporated by reference in this prospectus. References to “Mariner,” “the Company,” “we,” “us,” and “our” refer to Mariner Energy, Inc. The estimates of our proved reserves as of December 31, 2005, 2004 and 2003 included or incorporated by reference in this prospectus are based on reserve reports prepared by Ryder Scott Company, L.P., independent petroleum engineers (“Ryder Scott”). We have provided definitions for some of the industry terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” beginning on page 30 of this prospectus. References to “pro forma” and “on a pro forma basis” mean on a pro forma basis, giving effect to our merger with Forest Energy Resources, Inc. which was completed on March 2, 2006, as if this merger had occurred on the applicable date of determination or on the first day of the applicable period. The unaudited pro forma information incorporated by reference in this prospectus has been derived from and should be read together with the historical consolidated financial statements of Mariner and the statements of revenues and direct operating expenses of the Forest Gulf of Mexico operations. The statements of revenues and direct operating expenses of the Forest Gulf of Mexico operations do not include all of the costs of doing business. The pro forma information is for illustrative purposes only. The financial results may have been different had the Forest Gulf of Mexico operations been an independent company and had the companies always been combined. You should not rely on the pro forma financial information as being the historical results that would have been achieved had the merger occurred in the past or the future financial results that Mariner will achieve after the merger.
Our Company
      Mariner Energy, Inc. is an independent oil and gas exploration, development and production company with principal operations in the Gulf of Mexico, both shelf and deepwater, and in the Permian Basin in West Texas. Our management has significant expertise and a successful operating track record in these areas. In the three-year period ended December 31, 2005, we added approximately 280 Bcfe of proved reserves and produced approximately 100 Bcfe, while deploying approximately $475 million of capital on acquisitions, exploration and development.
      Our primary operating strategy is to generate high-quality exploration and development projects, which enables us to add value through the drill bit. Our expertise in project generation also facilitates our participation in high-quality projects generated by other operators. We will also pursue acquisitions of producing assets that have the potential to provide acceptable risk-adjusted rates of return and further reserve additions through exploration, exploitation, and development opportunities. We target a balanced exposure to development, exploitation and exploration opportunities, both offshore and onshore and seek to maintain a moderate risk profile.
      On March 2, 2006, we completed a merger transaction with Forest Energy Resources, Inc., which we refer to as Forest Energy Resources. As a result of this merger, we acquired the offshore Gulf of Mexico operations of Forest Oil Corporation (NYSE: FST), which we refer to as the Forest Gulf of Mexico operations. We refer to Forest Oil Corporation as Forest.
      As of December 31, 2005, we had 338 Bcfe of estimated proved reserves, of which approximately 62% were natural gas and 38% were oil and condensate. Pro forma for the merger transaction, as of December 31, 2005, we had 644 Bcfe of estimated proved reserves, of which approximately 68% were natural gas and 32% were oil and condensate. Our production for 2005 was approximately 29 Bcfe, or 80 MMcfe per day on average, and 95 Bcfe, or 260 MMcfe per day on average, pro forma for the merger, including the negative impact approximately 15-20 Bcfe of production lost due to Hurricanes Katrina and Rita.
      The following table sets forth certain information with respect to our estimated proved reserves, production and acreage by geographic area as of December 31, 2005. Reserve volumes and values were determined under the method prescribed by the SEC which requires the application of period-end prices and costs held constant throughout the projected reserve life. Proved reserve estimates do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The proved reserve estimates represent our net revenue interest in our properties. The reserve information for Mariner as of December 31, 2005 is based on estimates made in a reserve report prepared by Ryder Scott Company, L.P., independent petroleum engineers (“Ryder Scott”).

					Production for
	Estimated Proved				Year Ended
	Reserve Quantities				December 31,
					2005
		Natural		Total
	Oil	Gas	Total	Net	(Natural Gas
Geographic Area	(MMbbls)	(Bcf)	(Bcfe)	Acreage	Equivalent (Bcfe))

West Texas Permian Basin	16.7	105.5	205.5	31,199	6.6
Gulf of Mexico Deepwater(1)	4.7	83.2	111.1	185,271	11.8
Gulf of Mexico Shelf(2)	0.3	19.0	21.0	124,180	10.7

Total	21.7	207.7	337.6	340,650	29.1
Proved Developed Reserves	9.6	110.0	167.4

(1)	Deepwater refers to water depths greater than 1,300 feet (the approximate depth of deepwater designation for royalty purposes by the U.S. Minerals Management Service).

(2)	Shelf refers to water depths less than 1,300 feet and includes an insignificant amount of Gulf Coast onshore properties.
      The following table sets forth certain information with respect to our pro forma estimated proved reserves, production and acreage by geographic area as of December 31, 2005. The reserve information as of December 31, 2005 for the Forest Gulf of Mexico operations is based on estimates made by internal staff engineers of Forest, which estimates were audited by Ryder Scott. This information is presented on a pro forma basis, giving effect to our merger with Forest Energy Resources as though it had been consummated on December 31, 2005. We consummated the merger on March 2, 2006.

	Pro Forma				Pro Forma
	Estimated Proved				Production for
	Reserve Quantities				Year Ended
					December 31,
				Pro Forma	2005
		Natural		Total
	Oil	Gas	Total	Net	(Natural Gas
Geographic Area	(MMbbls)	(Bcf)	(Bcfe)	Acreage	Equivalent (Bcfe))

West Texas Permian Basin	16.7	105.5	205.5	31,199	6.6
Gulf of Mexico Deepwater(1)	4.8	95.7	124.5	241,320	14.0
Gulf of Mexico Shelf(2)	12.7	237.6	313.7	652,086	74.3

Total	34.2	438.8	643.7	924,605	94.9
Proved Developed Reserves	18.4	252.1	362.3

(1)	Deepwater refers to water depths greater than 1,300 feet (the approximate depth of deepwater designation for royalty purposes by the U.S. Minerals Management Service).

(2)	Shelf refers to water depths less than 1,300 feet and includes an insignificant amount of Gulf Coast onshore properties.

Our Strategy and Our Competitive Strengths
Our Strategy
      The principal elements of our operating strategy include:
      Generate and pursue high-quality prospects. We expect to continue our strategy of growth through the drill bit by continuing to identify and develop high-impact shelf, deep shelf and deepwater projects in the Gulf of Mexico. Our technical team has significant expertise and a successful track record of achieving growth by generating prospects internally, and selectively participating in prospects generated by other operators. We believe the Gulf of Mexico is an area that offers substantial growth opportunities, and our acquisition of the Forest Gulf of Mexico operations has more than doubled our existing undeveloped acreage position in the Gulf, providing numerous additional exploration, exploitation and development opportunities.
      Maintain a moderate risk profile. We seek to manage our risk profile by targeting a balanced exposure to development, exploitation and exploration opportunities. For example, we intend to continue to develop and seek to expand our West Texas assets, which contribute stable cash flows and long-lived reserves to our portfolio as a counterbalance to our high-impact, high-production Gulf of Mexico assets. We also seek to mitigate and diversify our risk in drilling projects by selling partial or entire interests in projects to industry partners or by entering into arrangements with industry partners in which they agree to pay a disproportionate share of drilling costs and to compensate us for expenses incurred in prospect generation. We also enter into trades or farm-in transactions whereby we acquire interests in third-party generated prospects, thereby gaining exposure to a greater number of prospects. We expect more opportunities to participate in these prospects in the future, as a result of the scale and increased cash flow from the Forest Gulf of Mexico operations.
      Pursue opportunistic acquisitions. Until 2005, we grew our reserves primarily through the drill bit. However, in 2005 we added significant proved reserves through onshore acquisitions in West Texas. As part of our growth strategy, we will seek to continue to acquire producing assets that have the potential to provide acceptable risk-adjusted rates of return and further reserve additions through exploration, exploitation and development opportunities.
Our Competitive Strengths
      We believe our core resources and strengths include:
      Our high-quality assets with geographic and geological diversity. Our assets and operations are diversified among the Gulf of Mexico, including shelf, deep shelf and deepwater, and the Permian Basin in West Texas. Our asset portfolio provides a balanced exposure to long-lived West Texas reserves, Gulf of Mexico shelf growth opportunities and high-impact deepwater prospects.
      Our large inventory of prospects. We believe we have significant potential for growth through the development of our existing asset base. The acquisition of the Forest Gulf of Mexico operations more than doubled our existing undeveloped acreage position in the Gulf of Mexico to approximately 450,000 net acres and increased our total net leasehold acreage offshore to nearly one million acres, providing numerous exploration, exploitation and development opportunities. We currently have an inventory of more than 1,000 drilling locations in West Texas, which we believe would require at least seven years to drill. Our 110 Bcfe of undeveloped estimated proved reserves in West Texas includes 441 locations.
      Our successful track record of finding and developing oil and gas reserves. We have demonstrated our expertise in finding and developing additional proved reserves. In the three-year period ended December 31, 2005, we deployed approximately $475 million of capital on acquisitions, exploration and development, while adding approximately 280 Bcfe of proved reserves and producing approximately 100 Bcfe.

      Our depth of operating experience. Our team of 36 geoscientists, engineers, geologists and other technical professionals and landmen average more than 20 years of experience in the exploration and production business (including extensive experience in the Gulf of Mexico), much of it with major oil companies. The addition of experienced Forest personnel to Mariner’s team of technical professionals has further enhanced our ability to generate and maintain an inventory of high-quality drillable prospects and to further develop and exploit our assets. Mariner’s technical team has also proven to be an effective and efficient operator in West Texas, as evidenced by our successful production and reserve growth there in recent years.
      Our technology and production techniques. Our team of geoscientists currently has access to seismic data from multiple, recent vintage 3-D seismic databases covering more than 6,600 blocks in the Gulf of Mexico that we intend to continue to use to develop prospects on acreage being evaluated for leasing and to develop and further refine prospects on our expanded acreage position. We also have extensive experience and a successful track record in the use of subsea tieback technology to connect offshore wells to existing production facilities. This technology facilitates production from offshore properties without the necessity of fabrication and installation of more costly platforms and top side facilities that typically require longer lead times. We believe the use of subsea tiebacks in appropriate projects enables us to bring production online more quickly, makes target prospects more profitable and allows us to exploit reserves that may otherwise be considered non-commercial because of the high cost of infrastructure. In the Gulf of Mexico, in the three years ended December 31, 2005, we were directly involved in 14 projects (five of which we operated) utilizing subsea tieback systems in water depths ranging from 475 feet to more than 6,700 feet.
Recent Developments
Forest Gulf of Mexico Merger
      On March 2, 2006, we completed a merger transaction with Forest Energy Resources. Prior to the consummation of the merger, Forest transferred and contributed the assets and certain liabilities associated with its offshore Gulf of Mexico operations to Forest Energy Resources. Immediately prior to the merger, Forest distributed all of the outstanding shares of Forest Energy Resources to Forest shareholders on a pro rata basis. Forest Energy Resources then merged with a newly formed subsidiary of Mariner, and became a new wholly owned subsidiary of Mariner. Immediately following the merger, approximately 59% of the Mariner common stock was held by shareholders of Forest and approximately 41% of Mariner common stock was held by the pre-merger stockholders of Mariner.
      Forest Energy Resources had approximately 306 Bcfe of estimated proved reserves as of December 31, 2005, of which approximately 76% were natural gas and 24% were oil and condensate. The reserves and operations acquired from Forest are concentrated in the shelf and deep shelf of the Gulf of Mexico and represent a significant addition to Mariner’s asset portfolio in those areas of operation.
      We believe our acquisition of the Forest Gulf of Mexico operations and the scale they bring to our business has further moderated our risk profile, provided many exploration, exploitation and development opportunities, enhanced our ability to participate in prospects generated by other operators, and added a significant cash flow generating resource that has improved our ability to compete effectively in the Gulf of Mexico and to provide funding for exploration and acquisitions. We believe we are well-positioned to optimize the Forest Energy Resources assets through aggressive and timely exploitation.
Hurricanes Katrina and Rita
      Our operations were adversely affected by one of the most active and severe hurricane seasons in recorded history. As of December 31, 2005, we had approximately 5 MMcfe per day of net production shut-in as a result of Hurricanes Katrina and Rita, and approximately 56 MMcfe per day on a pro forma basis. We estimate that as of March 15, 2006, approximately 42 MMcfe per day remains shut in. Additionally, we experienced delays in the startup of four of our deepwater projects primarily as a result of

Hurricane Katrina. Two of the projects have commenced production, and two are anticipated to commence production in the second quarter of 2006. For the period September through December 2005, we estimate that approximately 6-8 Bcfe of production (approximately 15-20 Bcfe on a pro forma basis) was deferred because of the hurricanes. We also estimate that an additional 8 Bcfe of pro forma production will be deferred in 2006 before repairs to offshore and onshore infrastructure are fully completed, allowing return of full production from our fields. However, the actual volumes deferred in 2006 will vary based on circumstances beyond our control, including the timing of repairs to both onshore and offshore platforms, pipelines and facilities, the actions of operators on our fields, availability of service equipment, and weather.
      We estimate the costs to repair damage caused by the hurricanes to our platforms and facilities will total approximately $50 million. However, until we are able to complete all the repair work this estimate is subject to significant variance. For the insurance period covering the 2005 hurricane activity, we carried a $3 million annual deductible and a $0.5 million single occurrence deductible for the Mariner assets. Insurance covering the Forest Gulf of Mexico properties carried a $5 million deductible for each occurrence. Until the repairs are completed and we submit costs to our insurance underwriters for review, the full extent of our insurance recoveries and the resulting net cost to us for Hurricanes Katrina and Rita will be unknown. However, we expect the total costs not covered by the combined insurance policies to be less than $15 million.
Insurance
      Effective March 2, 2006, Mariner has been accepted as a member of OIL Insurance, Ltd., or OIL, an industry insurance cooperative, through which the assets of both Mariner and the Forest Gulf of Mexico operations are insured. The coverage contains a $5 million annual per-occurrence deductible for the combined assets and a $250 million per-occurrence loss limit. However, if a single event causes losses to OIL insured assets in excess of $1 billion in the aggregate (effective June 1, 2006, such amount will be reduced to $500 million), amounts covered for such losses will be reduced on a pro rata basis among OIL members. Pending review of our insurance program, we have maintained our commercially underwritten insurance coverage for the pre-merger Mariner assets, which coverage expires on September 30, 2006. This coverage contains a $3 million annual deductible and a $500,000 occurrence deductible, $150 million of aggregate loss limits, and limited business interruption coverage. While the coverage remains in effect, it will be primary to the OIL coverage for the pre-merger Mariner assets.

Corporate Information
      We were incorporated in August 1983 as a Delaware corporation. We have three subsidiaries, Mariner Energy Resources, Inc., a Delaware corporation, Mariner LP LLC, a Delaware limited liability company, and Mariner Energy Texas LP, a Delaware limited partnership. Our principal executive office is located at One BriarLake Plaza, Suite 2000, 2000 West Sam Houston Parkway South, Houston, Texas 77042. Our telephone number is (713) 954-5500.
The Offering

Common stock offered by selling stockholders	33,348,130 shares.

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “ME.”

Common stock split	Unless specifically indicated or the context requires otherwise, the share and per share information of this offering gives effect to a 21,556.61594 to 1 stock split, which was effected on March 3, 2005.

Dividend Policy	We do not expect to pay dividends in the near future.
Risk Factors
      You should carefully consider all of the information contained in or incorporated by reference into this prospectus prior to investing in the common stock. In particular, we urge you to carefully consider the information under “Risk Factors” incorporated by reference into this prospectus so that you understand the risks associated with an investment in our company and the common stock. These risks include the following:

•	Oil and natural gas prices are volatile, and a decline in oil and natural gas prices would affect significantly our financial results and impede our growth.

•	Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will affect materially the quantities and present value of our reserves.

•	Unless we replace our oil and natural gas reserves, our reserves and production will decline.

•	Relatively short production periods or reserve life for Gulf of Mexico properties subject us to higher reserve replacement needs and may impair our ability to replace production during periods of low oil and natural gas prices.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      Various statements contained in or incorporated by reference into this prospectus, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus, and elsewhere in this prospectus. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	the volatility of oil and natural gas prices;

•	discovery, estimation, development and replacement of oil and natural gas reserves;

•	cash flow, liquidity and financial position;

•	business strategy;

•	amount, nature and timing of capital expenditures, including future development costs;

•	availability and terms of capital;

•	timing and amount of future production of oil and natural gas;

•	availability of drilling and production equipment;

•	operating costs and other expenses;

•	prospect development and property acquisitions;

•	marketing of oil and natural gas;

•	competition in the oil and natural gas industry;

•	the impact of weather and the occurrence of natural disasters such as fires, floods and other catastrophic events and natural disasters;

•	governmental regulation of the oil and natural gas industry;

•	developments in oil-producing and natural gas-producing countries;

•	the merger, including strategic plans, expectations and objectives for future operations, the completion of those transactions, and the realization of expected benefits from the transactions; and

•	disruption from the merger making it more difficult to manage Mariner’s business.

USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders.

DILUTION
      Our net tangible book value as of December 31, 2005 was $5.99 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the 35,615,400 shares of our common stock that were outstanding on December 31, 2005. Investors who purchase our common stock in this offering may pay a price per share that exceeds the net tangible book value per share of our common stock. If you purchase our common stock from the selling stockholders identified in this prospectus, you will experience immediate dilution of $11.76 in the net tangible book value per share of our common stock assuming a sale price of $17.75 per share, representing the December 23, 2005 price at which the shares traded in the PORTAL Market®. The following table illustrates the per share dilution to new investors purchasing shares from the selling stockholders identified in this prospectus:

Assumed offering price per share		$17.75
Net tangible book value per share at December 31, 2005	$5.99
Increase per share attributable to new investors	-0-
Net tangible book value per share after this offering		5.99

Dilution per share to new investors		$11.76

      The foregoing discussion and table are based upon the number of shares actually issued and outstanding as of December 31, 2005. As of December 31, 2005, we had 809,000 stock options outstanding at an average exercise price of approximately $14.00 per share, none of which were vested as of December 31, 2005. To the extent the market value of our shares is greater than $14.00 per share and any of these outstanding options are exercised, there may be further dilution to new investors.
DIVIDEND POLICY
      We do not expect to pay dividends in the near future. Our credit facility contains restrictions on the payment of dividends to stockholders.

SELLING STOCKHOLDERS
      This prospectus covers shares currently owned by an affiliate of our former sole stockholder as well as shares sold in our recent private equity placement. Some of the shares sold in the private equity placement were sold directly to “accredited investors” as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, we and our former sole stockholder sold shares to FBR, who acted as initial purchaser and sole placement agent in the offering. FBR sold the shares it purchased from us and our sole stockholder in transactions exempt from the registration requirements of the Securities Act to persons that it reasonably believed were “qualified institutional buyers,” as defined by Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act. An affiliate of our former sole stockholder, the selling stockholders who purchased shares from us or FBR in the private equity placement and their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below. Some of the shares reflected in the following table were issued as restricted stock to our employees pursuant to our Equity Participation Plan.
      The following table sets forth information about the number of shares owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.
      The table below has been prepared based upon the information furnished to us by the selling stockholders as of March 17, 2006. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read “Plan of Distribution.”
      Except as noted below, to our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

ACON E&P, LLC(1)	1,895,630	2.20%
ACON Investments LLC(2)	1,509,577	1.75%
Acorn Overseas Securities Co	2,600	*
Alexander, Leslie	570,000	*
Alexandra Global Master Fund, Ltd	300,000	*
Alexis A. Shehata-Personal Portfolio	1,840	*
Allied Funding, Inc.	17,000	*
America	40,000	*
Anderson, William J.(3)	22,673	*
Anima S.G.R.P.A.	112,000	*
Anita L. Rankin Revocable Trust-U/ A DTD 4/28/1995-Anita L. Rankin, TTEE	380	*
Ann K. Miller-Personal Portfolio	6,300	*
Anne Marie Romer-Personal Portfolio	1,290	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Anthony L. Kremer Revocable Living Trust-U/ A DTD 1/27/1998-Anthony L. Kremer TTEE	1,000	*
Anthony L. Kremer-IRA	1,010	*
Atlas (QP), LP	5,550	*
Atlas Capital ID Fund LP	875	*
Atlas Capital (Q.P.), L.P.	50,809	*
Atlas Capital Master Fund Ltd.	107,846	*
Atlas Master Fund	10,920	*
Auto Disposal Systems-401(k)-All Cap Value Account	650	*
Auto Disposal Systems-401(k)-Balanced 60 Account	480	*
Auto Disposal Systems-401(k)-Small Cap Value Account	850	*
Aviation Sales Inc.-401(k) Profit Sharing Plan-Rick J. Penwell TTEE	1,470	*
Axia Offshore Partners, LTD	9,315	*
Axia Partners Qualified, LP	95,739	*
Axia Partners, LP	42,136	*
Baker-Hazel Funeral Home, Inc.-401(k) Plan	550	*
Baker-Hazel Funeral Home-Corporate Investment Fund	330	*
Banks, Michael R.(3)	7,935	*
Basso Fund Ltd.	21,100	*
Basso Multi-Strategy Holding Fund Ltd	78,700	*
Basso Private Opportunities Holding Fund Ltd.	40,800	*
BBT Fund, L.P.	505,811	*
BBVA	321,429	*
Beach, Patrick & Christine JTWROS	6,666	*
Bear Stearns Sec. Corp. Cust. FBO Emerson Partners	50,000	*
Bear Stearns Sec. Corp. Cust. FBO J. Steven Emerson IRA R/O II	720,000	*
Bear Stearns Sec. Corp. Cust. FBO J. Steven Emerson Roth IRA	420,000	*
Bear Stearns Sec. Corp. Cust. FBO J. Steven Emerson	186,000	*
Belmont, Francis E	1,500	*
Bennett Family LLC	2,000	*
Benny L. & Alexandra P. Tumbleston JT WROS	1,890	*
Bermuda Partners, LP	33,000	*
Black Sheep Partners, LLC	44,150	*
BLT Enterprises, LLLP-Partnership	1,100	*
Blueprint Partners, L.P.	20,000	*
Borman, Casey J.	5,000	*
Boston Partners Asset Management, LLC(4)	536,115	*
Bradley J. Hausfeld-IRA	400	*
Brady Retirement Fund L.P.	27,500	*
Brunswick Master Pension Trust	23,600	*
Calm Waters Partnership	201,500	*
Campbell, Thomas M.(3)	46,932	*
Canyon Capital Balanced Equity Master Fund, Ltd(4)	71,429	*
Canyon Value Realization Fund (Cayman) Ltd.(4)	500,000	*
Canyon Value Realization Fund L.P.(4)	121,428	*
Canyon Value Realization MAC- 18 Ltd(4)	7,143	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Cap Fund, L.P.	185,619	*
Carmine and Wendy Guerro Living Trust-U/ A DTD 7/31/2000-C Guerro and W Guerro, TTEES	1,080	*
Carmine Guerro-IRA Rollover	2,090	*
Carol D. Shellabarger Green-Revocable Trust DTD 4/21/00-Carol Downing Green TTEE	890	*
Carol Downing Green-IRA	470	*
Carol V. Hicks-Personal Portfolio	30	*
Carter, Debra R.(3)	5,441	*
Castle Rock Fund Ltd	126,800	*
Castlerock Partners II, L.P.	15,800	*
Castlerock Partners, L.P.	392,000	*
Catalyst Fund Offshore Ltd.	6,434	*
Caxton International Limited(4)	714,200	*
Ceisel, Charles B	1,500	*
Chamberlain Investments Ltd.	18,794	*
Charles L. & Miriam L. Bechtel-Joint Personal Portfolio	450	*
Cheyne Special Situations Fund LP	757,000	*
Chimermine, Lawrence	2,000	*
Christine Hausfeld-IRA	160	*
Christopher M. Ruff-IRA Rollover	200	*
Cindu International Pension Fund	2,900	*
Citi Canyon Ltd.(4)	7,143	*
Clam Partners, LLC	70,000	*
Clark Manufacturing Co.-Pension Plan DTD 5/16/1998-John A. Barron TTEE	180	*
Clark Manufacturing Co.-PSP DTD 5/16/98-John A. Barron TTEE	360	*
Concentrated Alpha Partners, L.P.	185,619	*
Congress Ann Hazel-IRA	590	*
Cynthia Mollica Barron-Personal Portfolio	150	*
David Keith Ray-IRA	940	*
David M. Morad Jr.-IRA Rollover	2,800	*
David R. Kremer Revocable Living Trust-DTD 5/7/1996-David R. Kremer & Ruth E. Kremer, TTEES	1,230	*
Davis, John L.(3)	17,005	*
DB AG London(4)	53,571	*
Deanne W. Joseph-IRA Rollover	370	*
Deephaven Event Trading Ltd.(4)	1,176,135	1.37%
Deephaven Growth Opportunities Trading Ltd.(4)	481,770	*
Delaware Street Capital Master Fund, L.P.	1,210,750	1.41%
Dickerson, Estelle E.(3)	7,935	*
Dinger, Blaine E.(3)	17,005	*
Dominguez, Melissa D.(3)	3,173	*
Don A. Keasel and Judith Keasel-JTWROS	120	*
Don Keasel-IRA Rollover	810	*
Donald G. Tekamp Revocable Trust-DTD 8/16/2000-Donald G. Tekamp TTEE	1,460	*
Donald L. and Edythe Aukeman-Joint Personal Portfolio	400	*
Donald L. Aukerman-IRA	620	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Donna M. Ruff-IRA Rollover	80	*
Dorothy W. Savage-Kemp-IRA	440	*
Dorothy W. Savage-Kemp-TOD	820	*
Douglas & Melissa Marchal-Joint Personal Portfolio	290	*
Dr. Donald H. Nguyen & Lynn A. Buffington-JTWROS	540	*
Dr. Juan M. Palomar-IRA Rollover	1,520	*
Drake Associates, L.P.	53,929	*
Duke, James A.(3)	10,203	*
Edenworld International Ltd.	9,636	*
Edison Sources Ltd.	33,600	*
Edward W. Eppley-IRA — SEP	600	*
Edwards, Susan R.(3)	5,895	*
Edythe M. Aukeman-IRA	140	*
Elaine S. Berman Trust-DTD 6/30/95-Elaine S. Berman TTEE	550	*
Elaine S. Berman-Inherited IRA-Beneficiary of Freda Levine	460	*
Elaine S. Berman-SEP-IRA	540	*
Electrical Workers Pension Funds Part A	1,855	*
Electrical Workers Pension Funds Part B	1,335	*
Electrical Workers Pension Funds Part C	645	*
Emerson Electric Company	32,300	*
Emerson Partners	60,000	*
Emerson, J. Steven	200,000	*
Emerson, J. Steven IRA R/ O II	740,000	*
Emerson, J. Steven Roth IRA	400,000	*
Empyrean Capital Fund	96,250	*
Empyrean Capital Overseas Benefit Plan Fund, Ltd.	18,462	*
Empyrean Capital Overseas Fund, Ltd.	160,288	*
Endeavor Asset Management	20,000	*
Ernst Enterprises-Deferred Compensation DTD 05/20/90-fbo Mark Van de Grift	1,360	*
Evan L. Julber-IRA	9,000	*
Excelsior Value and Restructuring Fund	1,500,000	1.74%
Farallon Capital Institutional Partners II, L.P.	5,400	*
Farallon Capital Institutional Partners III, L.P.	6,400	*
Farallon Capital Institutional Partners, L.P.	65,600	*
Farallon Capital Offshore Investors, Inc.	124,006	*
Farallon Capital Offshore Investors II, L.P.	61,994	*
Farallon Capital Partners, L.P.	99,086	*
Farvane Limited	2,617	*
FBO Marjorie G. Kasch-U/ A/ D 3/21/80-Thomas A. Holton TTEE	700	*
Fidelity Contrafund(5)	1,847,200	2.15%
Fidelity Management Trust Company on behalf of accounts managed by it(6)	4,400	*
Fidelity Puritan Trust: Fidelity Balanced Fund(5)	516,300	*
Fidelity Puritan Trust: Fidelity Low-Priced Stock Fund(5)	1,831,700	2.13%
Fidelity Securities Fund: Fidelity Small Cap Growth Fund(5)	75,000	*
Fidelity Securities Fund: Fidelity Small Cap Value Fund(5)	200,000	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Fisher, William F.(3)	56,682	*
Flagg Street Offshore, LP	103,538	*
Flagg Street Partners LP	34,345	*
Flagg Street Partners Qualified LP	37,117	*
Fleet Maritime, Inc.	33,139	*
Folksam	35,000	*
Fondo America	40,000	*
Fondo Attivo	17,000	*
Fondo Trading	55,000	*
Fort Mason Master, L.P.	501,829	*
Fort Mason Partners, L.P.	33,171	*
Framtidsfonden	25,000	*
Gallatin, Ronald	25,000	*
Gary M. Youra, M.D.-IRA Rollover	2,060	*
Geary Partners	95,000	*
George Hicks-Personal Portfolio	860	*
George & Carol V. Hicks Joint Personal Portfolio	30	*
Gerald Allen-IRA	420	*
Gerald E. & Deanne W. Joseph-Combined Portfolio	1,180	*
Gerald J. Allen-Personal Portfolio	3,580	*
GLG Market Neutral Fund	178,570	*
GLG North American Opportunity Fund	850,000	*
Global Capital Ltd.	20,000	*
GMI Master Retirement Trust	33,395	*
Goins, Rebecca L.(3)	5,441	*
Goldman Sachs & Co., Inc.(4)	317,756	*
Goldstein, Robert B. & Candy K	4,000	*
Gracie Capital International	75,000	*
Gracie Capital LP	150,000	*
Greek, Cathy & Frank	3,900	*
Gregory A. & Bibi A. Reber-Joint Personal Portfolio	580	*
Gregory J. Thomas-IRA—SEP	370	*
Grelsamer, Philippe	2,500	*
Gruber & McBaine International	15,140	*
Guggenheim Portfolio Company LLC	40,000	*
Guggenheim Portfolio Company XII LLC	35,700	*
H. Joseph & Rosemary Wood-Joint Personal Portfolio	880	*
Hagan, Dawn E.(3)	5,895	*
Hancock, David H	13,300	*
Harbor Advisors, LLC FBO Butterfield Bermuda General Account	20,000	*
Harold & Congress Hazel Trust-U/ A DTD 4/21/1991-Congress Ann Hazel, TTEE	740	*
Harold A. & Lois M. Ferguson-Joint Personal Portfolio	1,040	*
Hartley, Steven C.(3)	2,267	*
HCM Energy Holdings LLC	78,571	*
HedgEnergy Master Fund LP	120,000	*
HFR HE Systematic Master Trust	28,500	*
Highbridge Event Driven/ Relative Value Fund, L.P.(4)	98,702	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Highbridge Event Driven/ Relative Value Fund, Ltd(4)	760,441	*
Highbridge International LLC(4)	671,428	*
Highland Equity Focus Fund, LP	70,000	*
Highland Equity Fund, LP	30,000	*
HSBC Guyerzeller Trust Company	12,630	*
Hsien-Ming Meng-IRA Rollover	990	*
Idnani, Rajesh	7,500	*
Institutional Benchmarks Master Fund, Ltd(4)	7,143	*
Ironman Energy Capital, L.P.	70,000	*
James R. Goldstein-Personal Portfolio	570	*
Jan Munroe Trust(4)	10,000	*
Janice S. Hamon-Personal Portfolio	410	*
Jeannine E. Philpot-Personal Portfolio	820	*
JMG Capital Partners, LP	125,000	*
JMG Triton Offshore Fund Ltd	125,000	*
John & Betty Eubel-Combined Portfolio	5,100	*
John & Lisa O’Neil-Joint Personal Portfolio	1,290	*
John A. Barron-IRA Rollover	2,300	*
John A. Barron-Personal Portfolio	170	*
John A. Barron-Personal Portfolio	390	*
John B. Maynard Jr.-Irrevocable Trust U/ A DTD 12/12/93-John B. Maynard Sr., TTEE	320	*
John C. & Sarah L. Kunesh-JTWROS	610	*
John F. Carroll-IRA—SEP	130	*
John H. Lienesch-IRA	2,080	*
John Hancock Funds II	37,240	*
John Hancock Trust	41,800	*
John M. Walsh, Jr.-IRA Rollover	980	*
John O’Meara-IRA Rollover	400	*
John T. Dahm-IRA	1,870	*
Johnson, Richard J.	10,000	*
Johnson Revocable Living Trust	10,000	*
Jon D. and Linda W. Gruber Trust	15,100	*
Jon R. Yenor-IRA Rollover	910	*
Jon R. Yenor & Caroline L. Breckner-Joint Tenants	1,230	*
Joseph D. Maloney-Personal Portfolio	810	*
Joseph F. & Mary K. Scullion-Combined Portfolio	1,400	*
Josey, Scott D.(7)	680,181	*
Judith Keasel-IRA Rollover	340	*
Julber, Evan L	4,000	*
Kandythe J. Miller-Combined Portfolio	850	*
Kathleen J. Lienesch Family Trust-DTD 2/2/00-Kathleen J. Lienesch TTEE	1,500	*
Kathleen J. Lienesch-IRA	240	*
Kathryn A. Leeper-Revocable Living Trust DTD 06/29/95-Kathryn A. Leeper, TTEE	540	*
Keith L. Aukeman-IRA Rollover	1,600	*
Kenneth E. Shelton-IRA Rollover	820	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Kettering Anesthesia Associates-Profit Sharing Plan-FBO David J. Pappenfus	1,230	*
Kevin E. Slattery-Trust B DTD 5/17/99-De Ette Rae Hart TTEE	1,270	*
Kirby C. Leeper-IRA Rollover	590	*
Koehler, Anne C.(3)	14,737	*
Lagunitas Partners LP	69,760	*
Lamb Partners LP	165,600	*
Lanza III, Nick(3)	7,935	*
Larry & Marilyn Lehman-Combined Portfolio	1,600	*
Lawrence J. Harmon Trust A-DTD 1/29/2001-G Harmon & T Harmon & H Wall TTEES	680	*
Leo K. & Katherine H. Wingate-Joint Personal Portfolio	580	*
Lester J. & Susan A. Chamock-JTWROS	2,140	*
Lester, Ricky G.(7)	30,608	*
Linda M. Meister-Personal Portfolio	1,000	*
LJB Inc. Savings Plan & Trust-U/ A DTD 1/1/1985 FBO T. Beach-Stephen D. Williams TTEE	490	*
Loegering, Cory L.(7)	124,700	*
Long, Annette R.(3)	7,482	*
Loyola University Employee’s Retirement Plan Trust	8,400	*
Loyola University of Chicago Endowment Fund	8,450	*
MA Deep Event, Ltd.(4)	114,095	*
Magnetar Capital Master Fund, L.P.	90,000	*
Margaret S. Adam Revocable TRUST-DTD 4/10/02-Margaret S. Adam, TTEE	360	*
Marily E. Lipson-IRA	140	*
Marilyn E. Lehman-IRA Rollover	1,600	*
Martha S. Senklw-Revocable Living Trust DTD 11/02/98-Martha S. Senkiw, TTEE	240	*
Martin J. Grunder, Jr.-IRA—SEP	450	*
Marvin E. Nevins-Personal Portfolio	920	*
Mary Ellen Kremer Living Trust-U/ A DTD 01/27/1998-Mary Ellen Kremer TTEE	1,100	*
Mary K. Scullion-IRA	1,400	*
Maureen K. Aukeman-Personal Portfolio	190	*
Maureen K. Aukerman-IRA Rollover	880	*
McClung, Emily R.(3)	9,069	*
McCullough, Michael C.(3)	19,272	*
Melodee Ruffo-Combined Portfolio	720	*
Metal Trades	4,500	*
Miami Valleo Cardiologists, Inc.-Profit Sharing Plan
Trust-EBS Small Cap	6,800	*
Miami Valley Cardiologists, Inc.-Profit Sharing Plan Trust-EBS Equity 100	10,060	*
Michael & Marilyn E. Lipson-JTWROS	290	*
Michael A. Houser & H. Stephen Wargo-JTWROS	270	*
Michael F. & Renee D. Ciferri-Joint Personal Portfolio	700	*
Michael G. & Dara L. Bradshaw-Combined Portfolio	1,440	*
Michael G. Lunsford-IRA	640	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Michael J. Suttman-Personal Portfolio	620	*
Michael Lipson-IRA	190	*
Milo Noble-Personal Portfolio	3,690	*
Minnesota Mining & Manufacturing Company	184,300	*
Molohon, Richard A.(3)	56,682	*
Monte R. Black-Personal Portfolio	5,380	*
Morgan Stanley & Co. Incorporated(4)	500,000	*
Muellenberg, Jerry L.(3)	6,802	*
Mulholland Fund, L.P.	13,800	*
Munder Micro-Cap Equity Fund(4)	144,000	*
Neal L. & Kandythe J. Miller-Joint Personal Portfolio	560	*
Neal L. Miller-IRA Rollover	270	*
Neelam Idnani Julian	7,500	*
Nemeth, Denise A.(3)	13,604	*
Northwestern Mutual Life Insurance(4)	1,775,714	2.06%
Ospraie Portfolio Ltd	1,100,000	1.28%
OZ Master Fund, Ltd.	527,464	*
Pam Graeser-Personal Portfolio	430	*
Parsons, Thomas B.	1,000	*
Passport Master Fund, LP	224,000	*
Passport Master Fund II, LP	176,000	*
Patricia A. Kremer Revocable Trust -DTD 4/29/04-Donald G. Kremer, TTEE	1,250	*
Patricia Meyer Dorn-Personal Portfolio	2,800	*
Paul R. & Dina E. Cmkovich-Joint Personal Portfolio	4,750	*
Paul S. & Cynthia J. Guthrie-Joint Personal Portfolio	1,530	*
Paul S. Guthrie-IRA	130	*
Paul W. Nordt III-IRA Rollover	80	*
Paul W. Nordt III-IRA Rollover—401(k)	1,390	*
Peck Family Investments, Ltd.	1,090	*
Peter & Noreen McInnes-Combined Portfolio	8,800	*
Peter D. Senkiw-Revocable Living Trust DTD 11/02/98-Peter D. Senkiw, TTEE	320	*
Peter R. Newman-IRA Rollover	2,430	*
Philip M. Haisley-IRA Rollover	330	*
Plemons, Melanie O.(3)	6,802	*
Poole, Richard A.(3)	9,069	*
Precept Capital Master Fund, G.P.	20,000	*
Presidio Partners	127,500	*
Prism Partners I, L.P.	114,782	*
Prism Partners II Offshore Fund	42,857	*
Prism Partners III Leveraged L.P.	137,738	*
Prism Partners IV Leveraged Offshore Fund	160,694	*
Producers-Writers Guild of America	11,700	*
Rae, Rita-Roxanne R.(3)	9,069	*
Raymond W. Lane-Personal Portfolio	1,700	*
Raytheon Company Combined DB/ DC Master Trust	23,000	*
Raytheon Master Pension Trust	96,100	*
Rebecca A. Nelson-IRA Rollover	1,200	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Reed, Sammy D.(3)	13,604	*
Renee D. Ciferri-IRA Rollover	410	*
Richard D. Smith-Combined Portfolio	1,300	*
Richard H. LeSourd, Jr.-IRA—SEP	1,200	*
Richard, Karen A.(3)	9,069	*
Robert A. Riley Beneficiary-Inherited IRA	1,390	*
Robert A. Riley-Revocable Family Trust DTD 5/8/97-Robert A. Riley TTEE	380	*
Robert F. Mays Trust-DTD 12/7/95-Robert F. Mays TTEE	1,470	*
Robert N. Sturwold-Personal Portfolio	520	*
Robert W. Lowry-Personal Portfolio	2,020	*
Ronald Lee Devore MD & Duneen Lynn Devore-JTWROS	270	*
Rosemary Winner Wood-IRA	650	*
Russell, Gregory D.(3)	1,134	*
Ruth E. Kremer Revocable Living Trust-DTD 5/7/96-David R. Kremer & Ruth E. Kremer, TTEES	830	*
SAB Capital Partners, L.P.	1,098,083	1.28%
SAB Overseas Master Fund, L.P.	1,157,617	1.34%
Sandra E. Nischwitz-Personal Portfolio	1,240	*
Savannah International Longshoremen’s Association Employers Pension Trust	10,200	*
Seneca Capital International Ltd	446,200	*
Seneca Capital LP	215,400	*
Seneca Capital II LP	1,100	*
Settegast, Cynthia L.(3)	7,482	*
SF Capital Partners Ltd(4)	224,500	*
Sharon A. Lowry-IRA-Robert W. Lowry, POA	1,560	*
Sisters of St. Joseph Carondelet	4,700	*
Slovin, Bruce	10,000	*
Sniper Fund	3,300	*
Sound Energy Capital Offshore Fund, Ltd.	41,900	*
Soundpost Capital, LP	9,000	*
Soundpost Partners, LP	9,000	*
Southport Energy Plus Offshore Fund, Inc.	139,300	*
Southport Energy Plus Partners L.P.	318,800	*
Sprain, Janet E.(3)	8,389	*
Spring Street Partners L.P.	40,000	*
SRI Fund, L.P.	22,856	*
Stanley J. Katz-IRA	350	*
State Street Research Energy & Natural Resources Hedge Fund LLC	147,300	*
Steamfitters	1,745	*
Steven & Victoria Conover-Joint Personal Portfolio	470	*
Steven M. Rebecca A. Nelson-Combined Portfolio	1,200	*
Susan J. Gagnon-Revocable Living Trust UA 8/30/95-Susan J. Gagnon TTEE	2,100	*
Talkot Fund, L.P.	40,000	*
Tanya P. Hrinyo Pavlina-Revocable Trust DTD 11/21/95-Tanya P. Hrinyo Pavlina TTEE	1,200	*
Tetra Capital Partners, LP	8,000	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

The Anderson Family-Revocable Trust, DTD 09/23/02-J. Kendall & Tamera L. Anderson, TTEES	1,740	*
The Catalyst Fund Offshore, Ltd.	3,242	*
The Charles T. Walsh Trust-DTD 12/6/2000-Charles T
Walsh TTEE	2,500	*
The Edward W. & Frances L. Eppley-Combined Portfolio	600	*
The Foursquare Foundation(4)	4,200	*
The Johnson Irrevocable Living Trust DTD May 1998	10,000	*
The Killen Family Revocable Living Trust DTD 4/27/2004 Terry L. Killen and/or Esther H. Killen	1,560	*
The Louis J. Thomas-Irrevocable Trust DTD 12/6/2000-Gregory J. Thomas, TTEE	530	*
Thomas L. Hausfeld-IRA	250	*
Thomas V. & Charlotte E. Moon Family Trust-Joint Personal Trust	740	*
Timothy A. Pazyniak-IRA Rollover	2,830	*
Timothy J. and Karen A. Beach-JTWROS	460	*
Tinicum Partners, L.P.	1,800	*
TNM Investments LTD-Partnership	310	*
Touradji Global Resources Master Fund, Ltd.	497,000	*
Town of Darien Employee Pension	3,300	*
Town of Darien Police Pension	2,900	*
TPG-Axon Partners (Offshore), Ltd	768,783	*
TPG-Axon Partners, LP	495,017	*
Treaty Oak Ironwood	74,295	*
Treaty Oak Master Fund	59,235	*
Tumbleston-JTWROS	1,890	*
Turnberry Asset Management	10,000	*
United Capital Management	17,000	*
University of Richmond Endowment Fund	10,400	*
University of Southern California Endowment Fund	23,000	*
Van den Bold, Michiel C.(7)	226,727	*
Variable Insurance Products Fund II: Contrafund Portfolio(2)	527,600	*
Verizon	122,700	*
Verle McGillivray-IRA Rollover	680	*
Victoire Finance et Aestion BV	35,714	*
Virginia & Edward O’Neil JTWROS	1,650	*
Walter A. Mauck-IRA Rollover	870	*
Warren Foundation	25,000	*
Wildlife Conservation Society	5,800	*
William J. Turner Revocable Living Trust-DTD 05/20/98 Schwab Account-William J. Turner, TTEE	570	*
William U. Warren Fund K	25,000	*
Wooster Capital, LP	33,500	*
Wooster Offshore Fund, Ltd.	70,000	*
York Capital Management, L.P.	119,058	*
York Credit Opportunities Fund L.P.	97,046	*
York Global Value Partners, L.P.	122,363	*
York Investment Limited	528,684	*
York Select Unit Trust	103,376	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

York Select, L.P.	124,473	*
Yvette Van de Grift-Personal Portfolio	220	*
Zelin, Leonard IRA	40,000	*

*	Less than 1%.

(1)	Following our merger in March 2004, but prior to our private equity placement in March 2005, MEI Acquisitions Holdings, LLC, an affiliate of ACON E&P, LLC, was our sole stockholder. At the time of the private equity placement, MEI Acquisitions Holdings, LLC was managed by a board of managers consisting of four of our directors, Messrs. Ginns, Aronson, Lapeyre and Leuschen and two of our former directors, Messrs. Beard and Lancaster. See “Certain Transactions with Affiliates and Management.”

(2)	The shares beneficially owned by ACON Investments LLC are held by MEI Investment Holdings, LLC. See “Certain Transactions with Affiliates and Management” in Mariner’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, incorporated by reference herein.

(3)	Employee of Mariner.

(4)	Broker-dealer or an affiliate of a broker-dealer.

(5)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,997,800 shares of the common stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the securities owned by the Fund.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

The Fund is an affiliate of a broker-dealer. The Fund purchased the shares in the ordinary course of business and, at the time of the purchase of the shares to be resold, the Fund did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.

(6)	Shares indicated as owned by the entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company (“FMTC”) serves as trustee or managing agent. FMTC is a wholly owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 4,400 shares of the common stock of the Company as a result of its serving as investment manager of the institutional account(s).

Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 4,400 shares and sole power to vote or to direct the voting of 4,400 shares of common stock owned by the institutional account(s) as reported above.

(7)	Executive officer of Mariner.

PLAN OF DISTRIBUTION
      We are registering the common stock covered by this prospectus to permit selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. Under the Registration Rights Agreement we entered into with selling stockholders, we agreed to, among other things, bear all expenses, other than brokers’ or underwriters’ discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.
      The common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest, or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.
      The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. The selling stockholders identified as registered broker-dealers in the selling stockholders table above (under “Selling Stockholders”) are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.
      The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.
      These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
      In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.
      To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. The maximum amount of compensation to be received by any participating NASD member will not exceed 8% of the total proceeds of the offering.
      Our common stock is listed on the New York Stock Exchange under the symbol “ME.” However, we can give no assurances as to the development of liquidity or any trading market for the common stock.
      There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.
      The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.
      We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.
      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock.

DESCRIPTION OF CAPITAL STOCK
      The authorized capital stock of Mariner consists of 180 million shares of common stock, par value of $.0001 each, and 20 million shares of preferred stock, par value of $.0001 each.
      The following summary of the capital stock and certificate of incorporation and bylaws of Mariner does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws.
Common Stock
      As of March 17, 2006, there were a total of 86,100,994 shares of our common stock issued and outstanding, including 1,803,614 shares of restricted stock issued to executive officers pursuant to our Equity Participation Plan as amended, that are expected to vest on May 31, 2006. Our board of directors has reserved 6,500,000 shares for issuance as restricted stock or upon the exercise of stock options granted or that may be granted under our Amended and Restated Stock Incentive Plan, as amended, approximately 867,584 of which, as of March 17, 2006, had been granted as restricted stock or were subject to options granted to certain of our employees and directors. In addition, our board of directors has reserved 156,626 shares of common stock for issuance upon exercise of options granted or to be granted to certain former employees of Forest or Forest Energy Resources that became or will become employees of Mariner Energy Resources, Inc. in connection with the Forest Energy Resources merger. These options are governed by nonstatutory stock option agreements with Mariner Energy, Inc. and are not covered by its Amended and Restated Stock Incentive Plan, as amended. Holders of our common or restricted stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except as otherwise provided in our certificate of incorporation and bylaws or required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock. Our certificate of incorporation requires approval of 80% of the shares entitled to vote for the removal of a director or to adopt, repeal or amend certain provisions in our certificate of incorporation and bylaws. See “— Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws”.
      Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Liability and Indemnification of Officers and Directors
      Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation and bylaws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from our directors and officers. We believe that these contractual agreements and the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

Preferred Stock
      Our certificate of incorporation authorizes the issuance of up to 20 million shares of preferred stock and no preferred shares are outstanding. The preferred stock may carry such relative rights, preferences and designations as may be determined by our board of directors in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by the board of directors in its sole discretion (without further approval or authorization by the stockholders), in one or more series, each of which series could have any particular distinctive designations as well as relative rights and preferences as determined by the board of directors. The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders.
      Approval by the stockholders of the authorization of the preferred stock gave the board of directors the ability, without stockholder approval, to issue these shares with rights and preferences determined by the board of directors in the future. As a result, Mariner may issue shares of preferred stock that have dividend, voting and other rights superior to those of the common stock, or that convert into shares of common stock, without the approval of the holders of common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.
Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

General
      Our certificate of incorporation and bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the Delaware General Corporation Law, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. Provisions of the Delaware General Corporation Law and of our certificate of incorporation and bylaws could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.

Classified Board
      Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Filling Board of Directors Vacancies; Removal
      Our certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Our certificate of incorporation provides, in accordance with Delaware General Corporation Law, that the stockholders may remove directors only by a super-majority vote and for cause. We believe that the removal of directors by the stockholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

No Stockholder Action by Written Consent
      Our certificate of incorporation precludes stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board of directors.

Call of Special Meetings
      Our bylaws provide that special meetings of our stockholders may be called at any time only by the board of directors acting pursuant to a resolution adopted by the board and not the stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations
      Our bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at the annual meeting of stockholders, not later than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the stockholders and (ii) with respect to an election of directors to be held at a special meeting of stockholders, not later than the close of business on the 10th day following the day on which such notice of the date of the special meeting was first mailed to Mariner’s stockholders or public disclosure of the date of the special meeting was first made, whichever first occurs. With respect to other business to be brought before a meeting of stockholders, to be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting
      The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation expressly precludes cumulative voting.

Authorized but Unissued Shares
      Our certificate of incorporation provides that the authorized but unissued shares of preferred stock are available for future issuance without stockholder approval and does not preclude the future issuance without stockholder approval of the authorized but unissued shares of our common stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of Mariner by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Opportunity Statute
      As permitted by Section 122(17) of the Delaware General Corporation Law, our certificate of incorporation provides that Mariner renounces any interest or expectancy in any business opportunity or transaction in which any of our original institutional investors or their affiliates participate or seek to participate. Nothing contained in our certificate of incorporation, however, is intended to change any obligation or duty that a director may have with respect to confidential information of Mariner or prohibit Mariner from pursuing any corporate opportunity.

Amendments to our Certificate of Incorporation and Bylaws
      Pursuant to the Delaware General Corporation Law and our certificate of incorporation, certain anti-takeover provisions of our certificate of incorporation may not be repealed or amended, in whole or in part, without the approval of at least 80% of the outstanding stock entitled to vote.

      Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our certificate of incorporation also provides that our bylaws can be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our common stock.

Delaware Anti-Takeover Statute
      We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances, from engaging in a “business combination” with (1) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”); (2) an affiliate of an interested stockholder; or (3) an associate of an interested stockholder, for three years following the date that the stockholder became an “interested stockholder.” A “business combination” includes a merger or sale of 10% or more of our assets.
Transfer Agent and Registrar
      Our transfer agent and registrar for our common stock is The Continental Stock Transfer & Trust Company.

REGISTRATION RIGHTS
      We entered into a registration rights agreement in connection with our private equity placement in March 2005. In the registration rights agreement we agreed, for the benefit of FBR, the purchasers of our common stock in the private equity placement, MEI Acquisitions Holdings, LLC and holders of the common stock issued under our Equity Participation Plan, as amended, or Amended and Restated Stock Incentive Plan, as amended, that we will, at our expense:

•	file with the SEC (which occurs pursuant to the filing of the shelf registration statement of which this prospectus is a part), within 210 days after the closing date of the private equity placement, a registration statement (a “shelf registration statement”);

•	use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after the filing;

•	continuously maintain the effectiveness of the shelf registration statement under the Securities Act until the first to occur of:

•	the sale of all of the shares of common stock covered by the shelf registration statement pursuant to a registration statement;

•	the sale, transfer or other disposition of all of the shares of common stock covered by the shelf registration statement or pursuant to Rule 144 under the Securities Act;

•	such time as all of the shares of our common stock sold in this offering and covered by the shelf registration statement and not held by affiliates of us are, in the opinion of our counsel, eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act;

•	the shares have been sold to us or any of our subsidiaries; or

•	the second anniversary of the initial effective date of the shelf registration statement.
      We have filed the registration statement of which this prospectus is a part to satisfy our obligations under the registration rights agreement with respect to common stock issued in the private equity placement and under our Equity Participation Plan, as amended. We have filed a Form S-8 registration statement to cover shares of our common stock issuable under our Amended and Restated Stock Incentive Plan, as amended.
      Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the shelf registration statement of which this is a part (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•	the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of shares of our common stock under the shelf registration statement would have a material adverse effect on our initial public offering;

•	a majority of our board of directors, in good faith, determines that (1) the offer or sale of any shares of our common stock would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization, consolidation or other significant transaction involving us; (2) after the advice of counsel, the sale of the shares covered by the shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; or (3) either (x) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (z) the proposed transaction renders us unable to comply with SEC requirements; or

•	a majority of our board of directors, in good faith, determines, that we are required by law, rule or regulation to supplement the shelf registration statement or file a post-effective amendment to the shelf registration statement in order to incorporate information into the shelf registration statement for the purpose of (1) including in the shelf registration statement any prospectus required under

Section 10(a)(3) of the Securities Act; (2) reflecting in the prospectus included in the shelf registration statement any facts or events arising after the effective date of the shelf registration statement (or the most-recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the shelf registration statement any material information with respect to the plan of distribution not disclosed in the shelf registration statement or any material change to such information.

      The cumulative blackout periods in any 12 month period commencing on the closing of the private equity placement may not exceed an aggregate of 90 days and furthermore may not exceed 60 days in any 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring it effective; provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective.
      In addition to this limited ability to suspend use of the shelf registration statement, until we are eligible to incorporate by reference into the registration statement our periodic and current reports, which will not occur until at least one year following the end of the month in which the registration statement of which this prospectus is a part is declared effective, we will be required to amend or supplement the shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the shelf registration statement will be suspended until the amendment or supplement, as the case may be, is filed and effective.
      A holder that sells our common stock pursuant to the shelf registration statement will be required to be named as a selling stockholder in this prospectus, as it may be amended or supplemented from time to time, and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock must deliver information to be used in connection with the shelf registration statement in order to have such holder’s shares of our common stock included in the shelf registration statement.
      Each holder will be deemed to have agreed that, upon receipt of notice of the occurrence of any event which makes a statement in the prospectus which is a part of the shelf registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the registration rights agreement, such holder will suspend the sale of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.
      We have agreed to use our commercially reasonable efforts to satisfy the criteria for listing and list or include (if we meet the criteria for listing on such exchange or market) our common stock on the New York Stock Exchange, American Stock Exchange or The Nasdaq National Market (as soon as practicable, including seeking to cure in our listing or inclusion application any deficiencies cited by the exchange or market), and thereafter maintain the listing on such exchange.

EXPERTS
      The consolidated financial statements of Mariner Energy, Inc. as of December 31, 2005, December 31, 2004 (Post-2004 Merger), December 31, 2003 (Pre-2004 Merger) and for the period from January 1, 2004 through March 2, 2004 (Pre-2004 Merger), for the period from March 3, 2004 through December 31, 2004 (Post-2004 Merger), and for each of the two years in the period ended December 31, 2003 incorporated by reference into this prospectus from Mariner’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption in 2003 of SFAS No. 143, “Accounting for Asset Retirement Obligations” and the merger in 2004 of the Mariner’s parent) which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The statements of revenues and direct operating expenses of the Forest Gulf of Mexico operations for each of the years in the three-year period ended December 31, 2005 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference into this prospectus, and upon the authority of such firm as experts in accounting and auditing.
      The information included in this prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on estimates of the proved reserves and present values of proved reserves of Mariner as of December 31, 2003, 2004 and 2005 and prepared by or derived from estimates prepared by Ryder Scott Company, L.P., independent petroleum engineers. These estimates are included in this prospectus in reliance upon the authority of the firm as experts in these matters.
LEGAL MATTERS
      The validity of the shares of Mariner common stock offered pursuant to this prospectus will be passed upon by Baker Botts L.L.P.

GLOSSARY OF OIL AND NATURAL GAS TERMS
      The following is a description of the meanings of some of the oil and gas industry terms used in this prospectus. The definitions of proved developed reserves, proved reserves and proved undeveloped reserves have been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definitions of those terms can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.
      3-D seismic. (Three-Dimensional Seismic Data) Geophysical data that depicts the subsurface strata in three dimensions. 3-D seismic data typically provides a more detailed and accurate interpretation of the subsurface strata than two dimensional seismic data.
      Appraisal well. A well drilled several spacing locations away from a producing well to determine the boundaries or extent of a productive formation and to establish the existence of additional reserves.
      bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.
      Bcf. Billion cubic feet of natural gas.
      Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.
      Block. A block depicted on the Outer Continental Shelf Leasing and Official Protraction Diagrams issued by the U.S. Minerals Management Service or a similar depiction on official protraction or similar diagrams issued by a state bordering on the Gulf of Mexico.
      Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
      Completion. The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.
      Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.
      Deep shelf well. A well drilled on the outer continental shelf to subsurface depths greater than 15,000 feet.
      Deepwater. Depths greater than 1,300 feet (the approximate depth of deepwater designation for royalty purposes by the U.S. Minerals Management Service).
      Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.
      Development well. A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.
      Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.
      Dry hole costs. Costs incurred in drilling a well, assuming a well is not successful, including plugging and abandonment costs.
      Exploitation. Ordinarily considered to be a form of development within a known reservoir.
      Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.
      Farm-in or farm-out. An agreement under which the owner of a working interest in an oil or gas lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a “farm-in” while the interest transferred by the assignor is a “farm-out.”
      Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.
      Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.
      Lease operating expenses. The expenses of lifting oil or gas from a producing formation to the surface, and the transportation and marketing thereof, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, ad valorem taxes and other expenses incidental to production, but not including lease acquisition or drilling or completion expenses.
      Mbbls. Thousand barrels of crude oil or other liquid hydrocarbons.
      Mcf. Thousand cubic feet of natural gas.
      Mcfe. Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.
      MMBls. Million barrels of crude oil or other liquid hydrocarbons.
      MMBtu. Million British Thermal Units.
      MMcf. Million cubic feet of natural gas.
      MMcfe. Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.
      Net acres or net wells. The sum of the fractional working interests owned in gross acres or wells, as the case may be.
      Net revenue interest. An interest in all oil and natural gas produced and saved from, or attributable to, a particular property, net of all royalties, overriding royalties, net profits interests, carried interests, reversionary interests and any other burdens to which the person’s interest is subject.
      Payout. Generally refers to the recovery by the incurring party to an agreement of its costs of drilling, completing, equipping and operating a well before another party’s participation in the benefits of the well commences or is increased to a new level.
      PV10 or present value of estimated future net revenues. An estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the Securities and Exchange Commission’s practice, to determine their “present value.” The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the date indicated and held constant for the life of the reserves.
      Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.
      Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

      Proved developed non-producing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.
      Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.
      Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. This definition of proved developed reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.
      Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. This definition of proved reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.
      Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. This definition of proved undeveloped reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.
      Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.
      Shelf. Areas in the Gulf of Mexico with depths less than 1,300 feet. Our shelf area and operations also includes a small amount of properties and operations in the onshore and bay areas of the Gulf Coast.
      Subsea tieback. A method of completing a productive well by connecting its wellhead equipment located on the sea floor by means of control umbilical and flow lines to an existing production platform located in the vicinity.
      Subsea trees. Wellhead equipment installed on the ocean floor.
      Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether or not such acreage contains proved reserves.
      Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

33,348,130 Shares
of
Common Stock

Prospectus
April 12, 2006